UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2009

  BLUE SQUARE - ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                                                                No ☐

*  *  *

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 200 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2007.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

June 9, 2009	By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary

BLUE SQUARE - ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel

Dear Shareholder,

You are cordially invited to attend an Annual General Meeting of Shareholders of Blue Square – Israel Ltd. (the "Company") to be held at 10:00 A.M., Israel time, on July 9, 2009, at the Company's offices at 2 Amal Street, Rosh Ha’ayin, Israel. The purposes of this meeting are (i) to receive and consider the Directors’ Report and Financial Statements of the Company for the fiscal years ended December 31, 2007 and December 31, 2008, (ii) to elect directors to the Company’s Board of Directors, (iii) to appoint auditors for the year 2009, and (iv) to approve the employment of Ms. Moran Weissman, daughter of Mr. David Weissman, the Company's executive chairman of the Board who may be considered a controlling shareholder of the Company, by Bee Group Retail Ltd. (including its subsidiaries), an 85% subsidiary of the Company.

The Company's Board of Directors recommends that you vote "FOR" the proposals, as specified on the enclosed form of proxy.

We look forward to greeting personally those Shareholders who are able to be present at the shareholders meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than two (2) business days prior to the meeting. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to the Company's offices. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Thank you for your continued cooperation.

Very Truly Yours,

David Weissman
Executive Chairman of the Board

Tel-Aviv, Israel
June 9, 2009

BLUE SQUARE - ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel
___________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders of Blue Square – Israel Ltd. (the "Company") will be held at 10:00 A.M., Israel time, on July 9, 2009, at the Company's offices at 2 Amal Street, Rosh Ha’ayin, Israel in order to adopt the following resolutions or to consider the following items:

1.	To receive and consider the Directors' Report and the Financial Statements of the Company for the fiscal years ended December 31, 2007 and December 31, 2008;

2.	To elect directors to the Board of Directors of the Company;

3.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company’s auditors for the year 2009; to authorize the Board of Directors and the Audit Committee to determine the auditors’ fees; and to inform the shareholders the aggregate compensation paid to the auditors for the year ended December 31, 2008; and

4.
To approve the employment of Ms. Moran Weissman, daughter of Mr. David Weissman, the Company's executive chairman of the Board who may be considered a controlling shareholder of the Company, by Bee Group Retail Ltd. (including its subsidiaries), an 85% subsidiary of the Company.

In addition, the Shareholders may consider and act upon such other business as may properly come before the shareholders meeting and any adjournment thereof.

Shareholders of record at the close of business on June 4, 2009 are entitled to notice of, and to vote at, the shareholder meeting and any adjournment thereof. Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed proxy and return it in the pre-addressed envelope provided at your earliest convenience so that it will be received no later than two (2) business days prior to the Meeting. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the meeting may revoke their proxies in writing and vote their shares in person.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to the Company's offices.  Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders are allowed to apply in writing, through the Company, to other shareholders of the Company in order to convince them with regard to their vote on items on the agenda of the Meeting ("Position Notice"). Position Notices may be sent to the Company's offices at the address above. Such Position Notices must be in the possession of the Company by June 19, 2009.

Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, the vote of the first of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares.  For this purpose, the first joint shareholder shall be the person whose name is entered first in the Company's Register of Shareholders.

By Order of the Board of Directors,

David Weissman
Executive Chairman of the Board

Tel-Aviv, Israel
June 9, 2009

BLUE SQUARE - ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel
___________________________

PROXY STATEMENT
For the Annual General Meeting of Shareholders
to be held on July 9, 2009

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.0 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by the Bank of New York Mellon (“BONY”), of Blue Square - Israel Ltd. (the “Company” or “Blue Square”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Meeting”), to be held on July 9, 2009 at 10:00 A.M. (Israel time) at the offices of the Company, 2 Amal Street, Rosh Ha’ayin, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following resolutions or to consider the following items:

1.	To receive and consider the Directors' Report and the Financial Statements of the Company for the fiscal years ended December 31, 2007 and December 31, 2008;

2.	To elect directors to the Board of Directors of the Company;

3.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company’s auditors for the year 2009; to authorize the Board of Directors and the Audit Committee to determine the auditors’ fees; and to inform the shareholders the aggregate compensation paid to the auditors for the year ended December 31, 2008; and

4.
To approve the employment of Ms. Moran Weissman, daughter of Mr. David Weissman, the Company's executive chairman of the Board who may be considered a controlling shareholder of the Company, by Bee Group Retail Ltd. (including its subsidiaries), an 85% subsidiary of the Company.

The Company currently is unaware of any other matters that may be raised at the Meeting.  Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.  By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend.  If a properly executed proxy in the enclosed form is received by the Company at least two business days prior to the Meeting, all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Meeting or any adjournment thereof.  Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BONY (in the case of holders of ADRs), a written notice of revocation or duly executed proxy bearing a later date.

The Board of Directors of the Company is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to shareholders and ADR holders on or about June 9, 2009.  In addition to solicitation of proxies by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling, and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs.  As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended (the “1934 Act”), related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Only shareholders and ADR holders of record at the close of business on June 4, 2009 shall be entitled to receive notice of and to vote at the Meeting.  At the close of business on June 4, 2009, the Company had outstanding 43,372,819 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the Meeting. Two or more shareholders holding shares conferring in the aggregate at least 50% of the voting power of the Company, present in person or by proxy at the Meeting and entitled to vote thereat, shall constitute a quorum.  If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place. At such reconvened meeting, any one shareholder present in person or by proxy, shall constitute a quorum regardless of the number of shares represented.

Item 2 and 3 to be presented at the General Meeting will require the affirmative vote of at least a majority of the voting power represented at the General Meeting in person or by proxy and voting on the matter presented.

Item 4 relating to the employment of Ms. Moran Wiessman by the Company's subsidiary, Bee Group Retail Ltd., will require the affirmative vote of a majority of the shares represented at the Annual Meeting in person or by proxy, provided that either (a) such majority includes at least one-third (1/3) of the shares of shareholders who do not have a personal interest in the approval of such proposal voting in person or by proxy, at the meeting, not including abstention votes, or (b) the total number of shares voted against such proposal by shareholders without a personal interest does not exceed on percent (1%) of the aggregate voting rights in the Company.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

The following table sets forth certain information, as of May 14, 2009, concerning (i) the persons or entities known to the Company to beneficially own 5% or more of the Company’s outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by directors and officers of the Company as a group:

	Ordinary Shares Beneficially Owned
Directors, Officers and 5% Shareholders	Number of shares	u

Alon Retail Ltd. (1) Tzarfat Building, Yakum Euro Park, Kibbutz Yakum, Israel	30,640,803	70.65%

Clal Insurance Enterprises Holdings Ltd.(2)	3,701,283	8.53%

Menora Mivtachim Holdings Ltd.(3)	3,177,795	7.33%

Directors and Officers of the Company as a group (consisting of 22 persons) (4)	0	0%
__________________

(1)
Alon Retail Ltd. is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd., which is a wholly owned subsidiary of Dor Food Chains Holdings Ltd., a wholly owned subsidiary of Alon-Israel Oil Company Ltd. (“Alon”). To the Company’s best knowledge, Alon is owned approximately 34.65% by nine collective acquisition entities of kibbutzim in Israel, approximately 26.14% by Africa Israel Trade and Agencies Ltd., a subsidiary of Africa Israel Investments Ltd., a public company traded on the <Tel Aviv Stock Exchange>, and approximately 39.21% are held together by Bielsol Investments (1987) Ltd. and Mr. David Wiessman. To the Company’s best knowledge, Mr. Lev Leveiv is the controlling shareholder of Africa Israel. To the Company’s best knowledge, Bielsol Investments (1987) Ltd. is controlled by David Wiessman and the family of Advocate Biran.

(2)
Includes shares held by Clal Finance Ltd., both directly and through its wholly owned subsidiary, Clal Finance Batucha Investment Management Ltd. Clal Finance Ltd. is a majority owned subsidiary of Clal Insurance Enterprises Holdings Ltd. ("Clal").  Clal is a majority owned subsidiary of IDB Development Corporation Ltd., an Israeli company, which is a subsidiary of IDB Holding Corporation Ltd. ("IDB Holdings"), an Israeli public company.  Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor, Mr. Izhak Manor, Mr. Avraham Livnat and Mr. Tzur Dvash, by reason of their interests in, and relationships among them with respect to, IDB Holdings, may each be deemed beneficial owner of, and share the power to vote and dispose of, the Clal shares owned beneficially by Clal.

(3)
Includes shares held by Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd., and Menora Mivtachim Mutual Funds Ltd. To the Company’s best knowledge, 61.9% of the outstanding shares of Menora Mivtachim Holdings Ltd. ("Menora Holdings"), an Israeli public company, are held directly and indirectly by Menachem Gurevitch, and 38.1% of the outstanding shares are held by the public. Menora Mivtachim Insurance Ltd. and Menora Mivtachim Finance Ltd. are wholly owned subsidiaries of Menora Holdings. Menora Mivtachim Pensions Ltd. is a wholly owned subsidiary of Menora Mivtachim Insurance Ltd. Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd. are wholly owned subsidiaries of Menora Mivtachim Finance Ltd.

(4)	Does not take into account Ordinary Shares that directors of the Company may be deemed to beneficially own by virtue of their interest in, or relationship with, Alon Retail Ltd.

ITEM 1 - CONSIDERATION OF THE DIRECTORS’ REPORT AND FINANCIAL STATEMENTS

At the General Meeting, the Directors' Report and the Financial Statements of the Company for the fiscal years ended December 31, 2007 and December 31, 2008 will be presented, reviewed and considered.

ITEM 2 – ELECTION OF DIRECTORS

The Board of Directors has nominated the seven (7) persons named and described below to be elected as directors, in addition to the Company’s two external directors, David Alphandary and Uzi Baram, constituting the entire Board of Directors. All of the nominees currently serve as directors of the Company. The current shareholdings of Alon Retail Ltd. empower it to elect all of the Company’s directors.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees to hold office until the next General Meeting and until his/her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

The following information supplied with respect to each person nominated and recommended to be elected to the Board of Directors of the Company is based upon the records of the Company and information furnished to it by the nominees.

The nominees to serve on the Board of Directors of Blue Square are:

Name	Age	Position
David Wiessman	53	Executive Chairman of the Board of Directors
Yitzhak Bader	62	Director
Avinadav Grinshpon	37	Director
Ron Fainaro	42	Director
Shlomo Even	51	Director
Diana Bogoslavsky	49	Director
Avraham Meiron	70	Director

David Wiessman has served as Executive Chairman of our Board of Directors from November 15, 2005 and as the Vice Chairman of our Board of Directors from June 2003.  Mr. Wiessman is also the Chairman of the board of directors of Blue Square Investments and Properties Ltd. ("BSIP") from March 12, 2007 and the Chairman of the board of directors of Blue Square Real-Estate Ltd. from December 21, 2005.  In addition, Mr. Wiessman is currently the President and Chief Executive Officer of Alon Israel Oil Company Ltd., President and Executive Chairman of Dor Alon Energy In Israel (1988) Ltd., Chief Executive Officer of Bielsol Investments (1987) Ltd., Chairman of the board of directors of Alon Retail, Executive Chairman of Alon U.S.A. Energy, Inc., Director of Rosebud Medical Ltd., and holds director and/or officer positions in other companies affiliated with the foregoing Alon entities, both in Israel and the United States. In addition, Mr. Wiessman also serves as a director in other companies not affiliated with Alon Israel Oil Company Ltd. or with Alon USA Inc. Mr. Wiessman is a member of the Compensation Committee of the Company.

Yitzhak Bader has served as our director from June 2003.  Mr. Bader is currently Chief Executive Officer of Granot, a purchasing organization of the kibbutzim. He is also Chairman of the board of directors of Alon Israel Oil Company Ltd. and Dor Alon Energy In Israel (1988) Ltd., and a director of Alon Retail, BSIP, Dor Gas Ltd., Dor Alon Operating Service Stations Ltd., Dor Alon Gas Technologies Ltd., Alon USA Energy, Inc., Alon USA Operating, Inc., Alon USA GP, LLC, Alon USA Capital Inc., Alon Assets Inc., Alon USA Inc., BSRE, Pizza Hut Israel (2002) Limited Partnership, Pri-Gat Ltd., Rimon Counseling and Management Services Ltd., Meiram Water and Infrastructures Ltd., various entities under control of Granot, and One Technologies Software (ASD) Ltd.

Avinadav Grinshpon has served as our director since January 2008. Mr. Grinshpon currently serves as Executive Vice Chairman of Africa Israel Investments Ltd., and Chief Executive Officer of Memorand Management (1998) Ltd., as well as director in several companies in the Africa Israel Group, which holds a controlling interest in Blue Square through its holdings in Alon Israel Oil Company Ltd. Prior to that he served as Chief Financial Officer of Memorand Management (1998) Ltd.  Mr. Grinshpon is a CPA, and holds a B.A. degree in Business Administration and Accounting from the College of Management.

Ron Fainaro has served as our director since November 2007. Mr. Fainaro is the Chief Financial Officer of Africa Israel Investments Ltd., as well as a director of various Africa Israel subsidiaries. From 2005 to 2007, he served as Executive Vice President and CFO of Ectel Ltd. From 2004 to 2005, he served as CFO and VP Finance of Tecnomatix Technologies Ltd. (WW Electronics and Shopfloor Divisions and the America Operation) and, from 2001 to 2003, he served as CFO and VP Finance of Tecnomatix Unicam Inc. Mr. Fainaro is a CPA and holds a B.A. degree in Accounting from Tel Aviv University and B.Sc. degree in Physics and Materials Engineering from the Technion (the Israeli Institute of Technology).

Shlomo Even has served as our director since June 2003.  Mr. Even is currently an accountant and partner of the accounting firm of Tiroshi Even, and a director of Super Sol Bielsol Investments Ltd., Alon Israel Oil Company Ltd., Dor Alon Energy in Israel (1988) Ltd., Alon Dor Operating Service Stations Ltd. and other companies. Mr. Even is a member of the Audit Committee of Blue Square.

Diana Bogoslavsky has served as our director since March 2006. She has served as the Chief Executive Officer of Mishkei Emek Hayarden and the Regional Plants since 2005. From 1996 to 2004, Ms. Bogoslavsky served as Manager of the Economic Department of Brit Hapikuach (the Supervision Alliance). From 2000 to 2004, Ms. Bogoslavsky also served as a member of the management of Brit Hapikuach and as the Chairman of the board of directors of Jenny Company, a subsidiary of Brit Hapikuach. From 1993 to 1996, Ms. Bogoslavsky served as Bank Mizrahi representative in Argentina. Ms. Bogoslavsky currently serves as a director in the Union of the Kibbutzim Industry and a director in several others companies. Ms. Bogoslavsky holds a Masters degree in Economics and Business Management (specializing in financing) and B.A. in Economics and Administration from Midreshet Rupin in the Hefer Valley in Israel.

Avraham Meiron has served as our director and member of the audit committee since August 20, 2007. Mr. Meiron is currently an independent advisor and is a director in Discount Mortgage Bank Ltd., a member of the investments committee in Clal Finance group, and a director in A.I. America Israel Investments Ltd. From June 2003 to November 2005, Mr. Meiron served as a our Director, and, until October 2005, as the Vice-President and CFO of Africa Israel Investments Ltd.  Mr. Meiron also served as a director of Africa Israel’s subsidiaries, including Alon Oil Company group, the controlling shareholder of Blue Square. Mr. Meiron is a CPA and holds a degree in Accounting from the Hebrew University of Jerusalem.

It is proposed that at the General Meeting, the following Resolution be adopted:

"RESOLVED, that David Wiessman, Yitzhak Bader, Avinadav Grinshpon, Ron Fainaro, Shlomo Even, Diana Bogoslavsky and Avraham Meiron be, and hereby are, each elected to hold office as a director of the Company until the close of the next annual general meeting."

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

The Board of Directors recommends a vote FOR the nominees to the Board of Directors.

Independent and External Directors

Israeli Companies Law Requirements. We are subject to the provisions of the Israeli Companies Law, which became effective on February 1, 2000. The Minister of Justice has adopted regulations exempting companies, like Blue Square, whose shares are traded both on an exchange in Israel and outside of Israel, from some provisions of the Israeli Companies Law.

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are either (i) listed for trading on a stock exchange or (ii) have been offered to the public in or outside of Israel, and are held by the public (Public Company) are required to appoint at least two external directors. The Israeli Companies Law provides that a person may not be appointed as an external director of a company if the person or the person’s relative, partner, employer, anyone the person is subject to, directly or indirectly, or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with such company, any entity controlling such company or any entity controlled (as of the date of the person’s appointment to serve as external director, or during the two years preceding that date) by or under common control with such company.  The term “affiliation” includes:
•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder, other than service as a director who was appointed in order to serve as an external director of a company when such company was about to make an initial public offering.

Regulations under the Israeli Companies Law provide for various instances and kinds of relationships in which an external director will not be deemed to have “affiliation” with the public company for which (s) he serves, or is a candidate for serving as an external director.

No person can serve as an external director if the person’s position or other business create, or may create, a conflict of interest with the person’s responsibilities as an external director, or may impair his ability to serve as a director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

At least one of the external directors is required to have “financial and accounting expertise” and the other external director(s) are required to have “professional competence.” As provided by regulation, a director having "financial and accounting expertise" is a person who, due to his or her education, experience and qualifications, is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. The assessment of a director's "financial and accounting expertise" shall be made by the board of directors. A director having "professional competence" is a person who has an academic degree in either economics, business administration, accounting, law or public administration, or who has an academic degree in an area relevant to the main business sector of the company or in a relevant area for the position as a director, or who has at least five years experience in a senior management position in the business of a corporation with a substantial scope of business, in a senior position in the public sector or in a senior position in the field of the company’s business.

Each Israeli public company is required to determine the minimum number of directors with “financial and accounting expertise” that such company believes is appropriate in light of the company’s size, the scope and complexity of its activities and other factors.  Once a company has made this determination, it must ensure that the necessary appointments to the board are made in accordance with this determination. Our board of directors determined that two directors with “financial and accounting expertise” is appropriate for the Company.  Our board of directors currently has at least two directors with such “financial and accounting expertise”.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders (as defined in the Israeli Companies Law) voted at the meeting, vote in favor of the election of the director without taking abstentions into account; or (2) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for one additional three-year term.  Nevertheless, regulations under the Israeli Companies Law provide that companies like Blue Square (whose shares are listed for trading both on the Tel Aviv Stock Exchange and on the New York Stock Exchange) may appoint an external director for additional three-year terms under certain circumstances and conditions. External directors may be removed only in a general meeting and by the same percentage of shareholders as is required for their election, or by a court.  In both cases, removal is permitted only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of our board of directors is required to include at least one external director, and our audit committee is required to include all of the external directors.

Audit Committee

Companies Law Requirements.  Under the Companies Law, a public company must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding the chairman of the board of directors, a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis. The role of the audit committee is to examine flaws in the business management of the company in consultation with the internal auditor and the company’s independent accountants, and to suggest appropriate course of action. The audit committee also determines whether to approve certain actions and transactions with related parties. Arrangements regarding compensation of directors require the approval of the audit committee, the board of directors and the shareholders.

New York Stock Exchange Requirements. The Company is subject to the rules of the NYSE applicable to listed companies that are foreign private issuers. Under such NYSE rules, each member of the Company's audit committee must be independent. Under the NYSE rules as applicable to foreign private issuers, the Company is required to have an audit committee that satisfies the requirements of Rule 10A-3 of the 1934 Act. The responsibilities of an audit committee under these NYSE rules include being directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

Rule 10A-3 of the 1934 Act requires that two criteria be met in order for audit committee members to be deemed independent: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

                    The definition of “affiliate” is “a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” The term “control” is defined as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” A safe harbor has been adopted under the rule whereby a person who is not an executive officer or 10% shareholder of the issuer is deemed not to have control of the issuer. There are also certain limited exceptions permitting an audit committee member to also sits on the board of directors of an affiliate of a listed issuer, so long as, except for being a director on such board of directors, the audit committee member otherwise meets the independence requirements for each entity.

Corporate Governance. The Company includes on its web site a statement containing a general description of the significant ways in which the Company's corporate governance practices differ from those required of U.S. domestic companies under NYSE standards. This statement can be accessed on the Company's web site at <www.bsi.co.il/en/index.asp> (under "Investor Information").

As of May 31, 2009 the members of the Audit Committee were David Alphandary, Uzi Baram and Avraham Meiron.

ITEM 3 – APPOINTMENT OF AUDITORS

Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, has been nominated by the Board of Directors of the Company for appointment as the auditors of the Company for the year ending December 31, 2009. Kesselman & Kesselman are the Company’s current auditors and have no relationship with the Company or with any affiliate of the Company, except as auditors.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the auditors of the Company for the year 2009, and that the Board of Directors and the Audit Committee be, and hereby are, authorized to determine the fees of the said auditors.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

The Board of Directors and the Audit Committee recommend a vote FOR approval of the proposed resolution.

ITEM 4 – APPROVAL OF THE EMPLOYMENT OF MS. MORAN WIESSMAN
BY BEE GROUP RETAIL LTD.

Under the Companies Law, a transaction between the Company and a relative of a controlling shareholder with respect to his employment terms in the Company requires the approval of the Audit Committee, the Board of Directors and the General Meeting of Shareholders.

Following the approval by the Audit Committee and the Board of Directors, it is proposed to approve the employment terms described below of Ms. Moran Weissman, daughter of Mr. David Weissman, the Company's executive chairman of the Board who may be considered a controlling shareholder of the Company, by Bee Group Retail Ltd. (including its subsidiaries), an 85% subsidiary of the Company ("Bee Group"). Bee Group operates (mostly through franchisees) retail outlets (under several brand names), with activities in the toy, houseware, gift, baby and textile sectors.

Ms. Weissman holds a B.Sc. degree in Industrial Engineering and Management from the Technion (the Israeli Institute of Technology). It is proposed to approve the following terms of employment of Ms. Weissman, as a process engineer, by Bee Group as of January 18, 2009:

•	Monthly salary of NIS 10,000.
•	Standard social allocations by Bee Group (5% for provident fund, 8.33% for severance payments and 1% for disability insurance).
•	Vacation, sick days and other rights as provided by law.
•	A cell phone at the expense of Bee Group.
•
Monthly car maintenance allowance of NIS 600 and fuel expenses paid by Bee Group. Alternatively, Bee Group shall be entitled to assign a car to Ms. Weissman as customary in Bee Group  for employees at the same level.

•
Salary increases or bonuses shall be granted as is customary in Bee Group based on the professional performance of Ms. Weissman. Monthly Salary may be increased by Bee Group management up to 20% annually, but any monthly salary above NIS 25,000 requires the approval of the Audit committee, the Board of Directors and General Meeting of shareholders of the Company. In addition, Bee Group management shall be entitled to grant Ms. Weissman an annual bonus as is customary in Bee Group of only up to 6 monthly salaries a year.

The Company estimates that the cost of Ms. Weissman current salary and benefits (not including bonuses) is approximately NIS 12,250.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve the employment terms of Ms. Moran Weissman by Bee Group Retail Ltd. as described in the proxy statement of the Company."

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution, provided that either (a) such majority includes at least one-third (1/3) of the shares of shareholders who do not have a personal interest in the approval of this resolution voting in person or by proxy, at the meeting, not including abstention votes, or (b) the total number of shares voted against this resolution by shareholders without a personal interest does not exceed on percent (1%) of the aggregate voting rights in the Company.

The Audit Committee and the Board of Directors recommend a vote FOR approval of the proposed resolution.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

David Wiessman
By Order of the Board of Directors
Executive Chairman of the Board
Dated: June 9, 2009